PRESS RELEASE

Klondex Identifies Another New Structure, the “Honeyrunner”

Vancouver, BC – September 15, 2014 – Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) (“Klondex” or the “Company”) announces the discovery of a third mineralized structure in the West Zone at its Fire Creek project that was excluded from the initial Preliminary Economic Assessment (PEA), released earlier this year. The Honeyrunner Structure is located approximately 33.5 m (110 ft) west of, and parallel to the Karen Vein (FIGURE 1) and crosses the 5400 vent raise access drift. Drifting on the Honeyrunner is scheduled to begin in 4Q2014.

A total of 22 drill holes (13 previously released surface and 9 underground) intersected the structure, including the most recent intercept of 2,184 g/t (63.7 opt) Au and 27 g/t (0.8 opt) Ag over 0.4 m (1.4 ft) in drill hole FCU-0158 (TABLE 1). Based on current drilling, the defined strike length of the Honeyrunner is approximately 472 m (1,550 ft), and 160 m (525 ft) of known vertical dip extent. The structure is open both north and south along strike and up and down dip (FIGURE 2). (Surface drilling on the West Zone was completed between 2004 and 2011). The structure is characterized as a quartz and calcite cemented fault breccia.

Brent Kristof, Klondex Chief Operating Officer stated, “The identification of the Honeyrunner structure is the third mineralized structure identified since releasing this year’s PEA. These results continue to support our view that the Fire Creek project will continue to grow.”

Assays were performed by ALS Chemex of Elko, Nevada (an independent laboratory), as directed under the supervision of Klondex staff.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructures are in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person
The technical information contained in this press release has been reviewed and approved by Mark Odell of Practical Mining LLC, an Independent Qualified Person (Nevada PE 13708 and SME 2402150) for the purposes of National Instrument 43-101.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing, extent and success of exploration, development and metallurgical sampling activities, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com